Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
 ATA Inc.

We consent to the incorporation by reference in the registration statement (No. 333-176608) on Form S-8 of ATA Inc. of our reports dated June 6, 2012, with respect to the consolidated balance sheets of ATA Inc. as of March 31, 2012 and 2011, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended March 31, 2012, and the effectiveness of internal control over financial reporting as of March 31, 2012, which reports appear in the March 31, 2012 annual report on Form 20-F of ATA Inc.

/s/ KPMG

Hong Kong, China
June 6, 2012